SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4*)

                             MTR GAMING GROUP, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
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                         (Title of Class of Securities)

                                    974902108
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                                 (CUSIP Number)

                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     450 Park Avenue                                 Lowenstein Sandler PC
     28th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 27, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 974902108
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   1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (entities only):

                                Stephen Feinberg
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions):

             (a)                      Not
             (b)                   Applicable
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   3)   SEC Use Only
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   4)   Source of Funds (See Instructions):  WC
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   5)   Check if  Disclosure of Legal Proceedings  is Required Pursuant to Items
        2(d) or 2(e):
                                 Not Applicable
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   6)   Citizenship or Place of Organization:     United States
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        Number of                       7) Sole Voting Power:           918,079*
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:      918,079*
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power
                                           -------------------------------------
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   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  918,079*
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   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):       Not Applicable
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   13)  Percent of Class Represented by Amount in Row (11):     3.4%*
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   14)  Type of Reporting Person (See Instructions):      IA
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*Madeleine LLC, a limited liability company organized under the laws of Delaware
("Madeleine"), is the record holder of all securities of MTR Gaming Group, Inc. (the "Company") beneficially owned by the various private investment funds described below which are managed, directly or indirectly, by Stephen Feinberg. Long Horizons Fund, L.P., a limited partnership organized under the laws of Delaware ("Horizons"), is the beneficial owner of warrants to purchase 351,924 shares of the common stock, par value, $.00001 per share (the "Common Stock") of the Company; Long Horizons Overseas, Ltd., a corporation organized under the laws of the Bahamas ("Overseas"), is the beneficial owner of warrants to purchase 336,871 shares of Common Stock; Styx Partners, L.P., a limited partnership organized under the laws of Delaware ("Styx"), is the beneficial owner of warrants to purchase 205,341 shares of Common Stock; and Styx International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the beneficial owner of warrants to purchase 23,943 shares of Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held or owned by each of Madeleine,
Horizons,  Overseas,  Styx  and  International.   Thus,  for  purposes  of  Reg.
Section 240.13d-3, Stephen Feinberg is deemed to beneficially 918,079 shares of Common Stock of the Company, or 3.4% of those issued and outstanding.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Based upon information set forth on the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, as of November 9, 2001, there were issued and outstanding 25,814,979 shares of Common Stock. As of November 27, 2001, Madeleine is the record holder of, and Horizons, Overseas, Styx and International are the beneficial owners of, warrants issued by the Company (the "Warrants") to purchase 351,924, 336,871, 205,341 and 23,943 shares of Common Stock, respectively. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Madeleine, Horizons, Overseas, Styx and International. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 918,079 shares of Common Stock, or 3.4% of those deemed issued and outstanding.

         The only transactions in securities of the Company that were effected in the past sixty days by Mr. Feinberg, or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the delivery on November 27, 2001 of an aggregate of 689,734 shares of Common Stock by Madeleine to cover short positions in the Common Stock held by Horizons, Overseas, Styx and International. As a result of such transaction, on November 27, 2001, Stephen Feinberg ceased to be the beneficial owner of more than five percent of the Common Stock.


                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                     November 28, 2001


                                     /s/ Stephen Feinberg
                                     -------------------------------------------
                                     Stephen  Feinberg,  as  Investment  Manager
                                     of Madeleine LLC, Long Horizons, Fund L.P.,
                                     Long  Horizons  Overseas  Fund,  Ltd., Styx
                                     Partners, L.P. and Styx International, Ltd.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).